September 10, 2025

Josh Blacher
Chief Financial Officer
BullFrog AI Holdings, Inc.
325 Ellington Blvd. , Unit 317
Gaithersburg , MD 20878

       Re: BullFrog AI Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-41600
Dear Josh Blacher:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Financial Statements, page F-1

1. We note you have entered into agreements with the Lieber Institute for Brain
       Development, Eleison Pharmaceuticals, Inc., and Sygnature Discovery Limited.
       Please address the following:
           Revise your disclosure, in future filings, as applicable, to provide a more comprehensive discussion of their terms, including but not limited to, the rights and obligations of each party, consideration, amounts paid and received to date, milestone amounts, royalty amounts, and termination provisions.
           File the related agreements, or tell us where you have previously filed them.
           Alternatively, tell us why they are not required to be filed pursuant to Item
           601(b)(10) of Regulation S-K.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 10, 2025
Page 2

       Please contact Tracie Mariner at 202-551-3744 or Jenn Do at 202-551-3743 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences